SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 7, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications CH-4002 Basel Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis to further strengthen its healthcare portfolio by acquiring 25% stake in Alcon from Nestlé with right to take over majority ownership of the world leader in eye care

•                       Definitive agreement with Nestlé S.A. provides Novartis the right to acquire 77% majority ownership of Alcon in two steps

•                      Novartis to first acquire 25% stake from Nestlé for USD 143.18 per share for approximately USD 11 billion, closing expected in second half of 2008

•                       In optional second step, Novartis has exclusive right to acquire Nestlé’s remaining 52% stake for a fixed price of USD 181 per share, totaling about USD 28 billion; Nestlé has right to require Novartis to buy this stake

•                       Alcon the world leader in eye care with its pharmaceutical, surgical and consumer eye care products, and a highly-rated development pipeline

•                       Eye care market growing dynamically, driven by increase in age-related eye diseases, global expansion and novel therapies

•                       Strong strategic fit with complementary Novartis contact lens and ophtha pharmaceutical businesses; synergies expected to be realized in due time

Basel, April 7, 2008 – Novartis has reached an agreement with Nestlé S.A. providing the right to acquire majority ownership of Alcon Inc. (NYSE: ACL) in two steps and add the world leader in eye care to its diversified portfolio focused on growth areas of healthcare.

The transaction’s first step to purchase a 25% stake in Alcon from Nestlé for USD 11 billion is expected to be completed in the second half of 2008. The second step provides rights for Novartis to acquire, and Nestlé to sell, the remaining 52% Alcon stake held by Nestlé between January 2010 and July 2011.

Completion of these steps would make Alcon a majority-owned subsidiary of Novartis and further strengthen its healthcare-focused business portfolio of innovative medicines, high-quality low-cost generics, preventive vaccines, diagnostics and consumer health products, taking advantage of growth opportunities and cost synergies while mitigating risks.

The transition of Alcon’s majority ownership to Novartis would also enhance the Group’s longer-term growth prospects with greater access to the fast-growing eye care market, a specialty field with unmet patient needs and annual sales of about USD 25 billion in 2007.

Alcon is the world’s largest and most profitable eye care company with 2007 annual sales of USD 5.6 billion, operating income of USD 1.9 billion and net income of USD 1.6 billion. Alcon offers a range of pharmaceutical, surgical and consumer eye care products used to treat diseases, disorders and other conditions of the eye.

“This acquisition furthers our strategy of accessing high-growth segments of the healthcare market while balancing inherent risks. The strategic fit of Alcon and Novartis is excellent with our complementary product portfolios and R&D synergies. Eye care will continue to grow dynamically as there is a growing unmet medical need driven primarily by the world’s aging population,” said Dr. Daniel Vasella, Chairman and CEO of Novartis.

Alcon leads the world eye care market

Alcon is a high-performing and well-managed global leader in eye care, with competitive leadership positions in all three of its business areas:

Surgical (2007 sales: USD 2.5 billion, +13%)

Alcon provides medical devices and products for ophthalmic surgery. The principal focus is cataract surgery where cataracts that cloud the eye’s lens are broken up, removed and then replaced by an artificial intraocular lens. Other products include devices for vitreoretinal surgery involving conditions such as retinal detachment, macular holes and vitreous hemorrhage, as well as refractive laser surgical devices used primarily for vision correction procedures. The surgical business area offers attractive growth prospects given the rising incidence of eye diseases along with the world’s aging population, medical advances and expansion in emerging markets.

Pharmaceuticals (2007 sales: USD 2.3 billion, +15%)

Alcon offers a range of specialized medicines for many eye diseases and conditions, including advanced treatments for glaucoma, eye infections and eye allergies. Leading products include TRAVATAN® solution for glaucoma, VIGAMOX® antibiotic solution for eye infections and the eye allergy solutions PATADAY® and PATANOL®. Strong double-digit sales growth has been achieved through market share gains, new product launches and global expansion.

Consumer (2007 sales: USD 0.8 billion, +15%)

Alcon provides an innovative portfolio of contact lens care products, including the OPTI-FREE® line, over-the-counter dry eye drops and ocular vitamins. Market share gains and expansion outside the US have supported recent growth.

Under the leadership of Cary Rayment, who has been with Alcon since 1989 and will remain as Chairman, President and CEO, Alcon has consistently outperformed its industry peers thanks to its focus on innovation, a broad product portfolio and strong sales force. Alcon’s sales have risen 13% annually between 2002 and 2007, with operating income rising at a faster 22% annual pace during the same period.

With 14,500 associates in 75 countries, Alcon’s sales are split nearly equally between the US and rest of the world, benefiting from both US and international expansion. Countries such as Brazil, Mexico, Russia and China are providing important contributions to Alcon’s growth, with sales in emerging markets advancing 21% in 2007.

Alcon’s broad and differentiated product range is underpinned by a consistent commitment to innovation, with R&D investments of USD 564 million in 2007 that represented 10% of sales. Over the next five years, Alcon plans to invest at least USD 3.5 billion to support the expansion of its pipeline, which includes more than 15 projects in late-stage development.

Founded in 1945, Alcon has maintained its focus on advancing standards for eye care. Alcon was acquired by Nestlé in 1978, and subsequently spun off in a partial initial public offering in 2002 on the New York Stock Exchange. Alcon is incorporated in Hünenberg, Switzerland, and its US operations are based in Fort Worth, Texas.

Transaction terms with Nestlé

Novartis and Nestlé have reached an agreement for a two-step transaction providing a path for the transfer and smooth transition to Novartis of Nestlé’s ownership of 77% of Alcon’s outstanding shares, which totaled 298.1 million as of April 4, 2008. These transactions will require regulatory approvals.

In the first step, Novartis will acquire a 25% stake in Alcon for about USD 11 billion through the purchase of approximately 74 million shares held by Nestlé. This reflects a per-share price of USD 143.18, which is Alcon’s volume-weighted average share price between January 7, 2008, and April 4, 2008. Alcon’s closing share price was USD 148.44 on April 4, the last trading day before the signing of this agreement.

In the second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181 per share, or approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at the time of exercise, but not exceeding USD 181 per share. Based on Alcon’s closing share price on April 4, 2008, the combined premium would be a maximum of 13% to complete the two steps. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders at any time.

Novartis intends to finance the purchase of the 25% Alcon stake in the first step from internal cash reserves and external short-term financing, with borrowing needs currently estimated at USD 5.5 billion. Financing for the second step would be supported by the Group’s ongoing cash generation and further external borrowing.

Potential strategic benefits and synergies

Following completion of the transaction’s first step, Novartis will have a representative on Alcon’s Board of Directors. Alcon and Novartis will remain separate and independent companies.

If majority ownership is transferred from Nestlé during the second step, Novartis and Alcon will identify the best way to realize synergies from combining their complementary eye-related businesses.

Potential benefits could include creating a broader portfolio of eye care products, in particular with CIBA Vision’s contact lens business and Novartis medicines such as Lucentis® for severe eye diseases not addressed by Alcon’s portfolio. Other opportunities include R&D activities and an even more aggressive expansion in fast-growing regions, particularly Asia, where Novartis has long-standing operations. In addition, the relationships of Novartis with healthcare payors and strong health economics activities could contribute to Alcon’s marketing programs.

On the other side, Alcon would help limit risks within the Novartis portfolio based on its diversified payor structure with reduced risks of price regulation, leadership in a specialty healthcare area, and greater access to businesses with discretionary consumer spending.

Note to investors

Novartis will hold a conference call with financial analysts to discuss this announcement on Monday, April 7, 2008, at 14:00 Central European Time. A simultaneous webcast of the call for interested investors and others, as well as additional information on this transaction, may be accessed by visiting the Novartis website at www.novartis.com.

Disclaimer

This release contains certain forward-looking statements relating to the proposed acquisition by Novartis of a majority stake in Alcon and to the Novartis Group’s and Alcon’s respective businesses. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “expected”, “will”, “estimated”, “would”, “could”, “potential”, “opportunities”, “pipeline”, or similar expressions, or by express or implied discussions regarding potential future sales or earnings of Novartis or Alcon or pending regulatory approvals; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed transaction will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis or Alcon, or any of their divisions or business units, will achieve any particular future financial results or future growth rates or that Novartis and Alcon will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed transaction. Among other things, Novartis’ expectations could be affected by unexpected regulatory actions or delays or government regulation generally as well as other risks and factors referred to in Novartis AG’s and Alcon Inc.’s current Forms 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

 Novartis Investor Relations

Ruth Metzler-Arnold	+41 61 324 9980
Katharina Ambuehl	+41 61 324 5316	North America:
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E-mail: investor.relations@novartis.com		E-mail: investor.relations@novartis.com

 Novartis Media Relations

Beatrix Benz	Michael Schiendorfer
Novartis Global Media Relations	Novartis Swiss Public Relations
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 7, 2008	By:	/s/ MALCOLM B. CHEETHAM

Name: Malcolm B. Cheetham
Title: Head Group Financial
Reporting and Accounting